Room 4561
      April 5, 2006

Mr. Attiazaz Din
President and Chief Executive Officer
En Pointe Technologies, Inc.
100 North Sepulveda
19th Floor
El Segundo, California 90245

      Re:	En Pointe Technologies, Inc.
      Form 10-K for the Fiscal Year Ended September 30, 2005
		Filed December 27, 2005
      File No. 0-28052

Dear Mr. Din:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.













Form 10-K for the Fiscal Year Ended September 30, 2005

Item 8. Financial Statements and Supplementary Data

Note 1. Organization and Summary of Significant Accounting
Policies

Revenue Recognition, page F-10

1. We have read your response to prior comment number 1 and it is unclear to us how you concluded that the risks of ownership have fully passed to the buyer in your bill and hold arrangements. In this regard, we note that you appear to insure the products and, consequently, retain some insurable risk. Please describe the insurance that you obtain on these products and explain to us why retaining this insurable risk does not affect your revenue recognition.

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comment.

      You may contact Mark Kronforst, Assistant Chief Accountant, at
(202) 551-3451 or me at (202) 551-3730 if you have any questions regarding this comment.


							Very truly yours,


							Brad Skinner
						Accounting Branch Chief
Mr. Attiazaz Din
En Pointe Technologies, Inc.
April 5, 2006
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